UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 15, 2011

________________

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Intends to Delist Ordinary Shares on NYSE Euronext

Leiden, the Netherlands (March 15, 2011) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has obtained the approval of Euronext Amsterdam N.V. to terminate the listing of its ordinary shares (Ordinary Shares) on NYSE Euronext in Amsterdam (NYSE Euronext).

The termination of the listing of Ordinary Shares on NYSE Euronext was approved by Euronext Amsterdam N.V. and will occur on 12 April 2011. The last trading day will be 11 April 2011.

As of the time of delisting from NYSE Euronext, the following codes will no longer be applicable to Crucell N.V. (Crucell): symbol “CRXL”: Euronext code NL0000358562, ISIN: NL0000358562.

Crucell intends to delist the Ordinary Shares from the Swiss Exchange (SIX) simultaneously with the delisting from NYSE Euronext.

As previously announced on 8 March 2011, to effect the delisting of the American Depositary Shares (ADSs) from the NASDAQ Global Market Select (NASDAQ), Crucell intends to file a Form 25 with the U.S. Securities and Exchange Commission (SEC). Crucell intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. The filing of the Form 15F will precede the delisting of the Ordinary Shares from NYSE Euronext and SIX.

Crucell reserves the right to delay or withdraw for any reason the filing of the Form 25 and Form 15F or the delisting on NYSE Euronext and/or SIX.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosomeadjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’ and in our second quarter 2010 financial results, as filed with the Securities and Exchange Commission on August 17, 2010 in the section entitled ‘Risk Paragraph’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:

Oya Yavuz

Vice President Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

March 15, 2011 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations